^form 13G
AMMEND#
STOCK_NAME
Granite Financial, Inc.
CLASS
Common
CUSIP
38740H107
PAID
P1
^page
APP_NAME
Gardner Lewis Asset Management
SSN
23-2778393
ADDRESS
285 Wilmington - West Chester Pike  Chadds Ford, PA  19317
SOLE VOTING
183,500
SHARED VOTING
17,800
SOLE DISPOSE
201,300
SHARED DISPOSE
0
BENEFICIALLY
201,300
PERCENT OF CLASS
5.8%
TYPE OF REPORTING
IA
^page
^page
STOCK_NAME
Granite Financial, Inc.
STOCK_ADDRESS
6424 West 91st Avenue, Westminster, CO  80030
NAME_OF_PERSON
Gardner Lewis Asset Management, L.P.
ADDRESS_OF_BUS
285 Wilm. - W. Chester Pike  Chadds Ford, PA 19317
CITIZEN
USA
CLASS_OF_STOCK
Common
CUSIP
38740H107
BROKER
BANK
INSURANCE
INVESTMENT
BROKER
x
BROKER
PARENT
GROUP
BENEFICIALLY
201,300
PERCENT
5.8%
^page
SOLE
183,500
SHARED
17,800
SOLE_DISPOSE
201,300
SHARED_DISPOSE
0
CHECK
DATE
02/13/97
NAME
W. Whitfield Gardner
TITLE
Chairman and CEO
^page